Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Kinross Gold Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•                  our auditors’ report dated March 17, 2009, except as to note 21(v) which is as of March 19, 2009, on the consolidated balance sheets of Kinross Gold Corporation (“the Company”) as at December 31, 2008 and December 31, 2007 and the consolidated statements of operations, cash flows, common shareholders’ equity and, comprehensive income for each of the years in the three-year period ended December 31, 2008

•                  and our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated March 17, 2009

•                  and our auditors’ report on reconciliation to United States GAAP dated March 17, 2009

•                  and our Report of Independent Registered Public Accounting Firm dated March 17, 2009 on the Company’s internal control over financial reporting as of December 31, 2008 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31,2008.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) on Form S-8 of Kinross Gold Corporation.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 31, 2009